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                              March 13, 2023

       Zhenwu Huang
       Chief Executive Officer
       Richtech Robotics Inc.
       4175 Cameron St Ste 1
       Las Vegas, NV 89103

                                                        Re: Richtech Robotics
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
13, 2023
                                                            CIK No. 0001963685

       Dear Zhenwu Huang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted February 13, 2023

       General, page 1

   1. You state on page 22 that you have elected not to avail yourselves of the extended transition period for
complying with new or revised accounting standards. However, your disclosures elsewhere
and on the cover page appear to indicate that you intend to take advantage of the
provisions provided by Section 107(b) of the Jobs Act. Please revise to clarify whether you
intend to rely on the extended transition period provisions. If so, also revise to disclose that
as a result of such election, your financial statements may not be comparable to companies
that comply with public company effective dates. To the extent you plan to opt out of
the extended transition provisions, revise to state that such election is irrevocable.
 Zhenwu Huang
FirstName  LastNameZhenwu  Huang
Richtech Robotics Inc.
Comapany
March      NameRichtech Robotics Inc.
       13, 2023
March2 13, 2023 Page 2
Page
FirstName LastName
Prospectus Summary, page 1

2. Please revise your disclosure to clearly identify the source of each statement regarding
         your market and industry. For example, you state that    [a]s of 2022,
there are over
         682,223 restaurants operating in the U.S. employing over 12 million people" and "[a]s of
         2022, there are over 184,596 hotels and motels currently in operation in the U.S.
         employing over 2.7 million workers.
Risk Factors, page 16

3. We note your disclosure that you depend on sole-source suppliers for the key components for your products and that any supply disruption could have a material adverse effect on your business. Please revise to identify such suppliers, or tell us why such information is not material. In addition, please file your agreements with such suppliers, or tell us why it is not required to be filed. Refer to Item 601(b)(10) of Regulation
S-K.
4. You state that you have 7 pending patents and that you enter into invention assignment agreements with your employees, consultants, advisors and any third parties. Clarify who owns the rights to the patents and other intellectual property of the company. In this regard, we note that your Chief Executive Officer currently has seven pending patents. To the extent that any of the patents have been assigned or are subject to restrictions or other arrangements, please discuss.
There may be limitations on the effectiveness of our internal controls..., page
23

5. We note that you have identified a material weakness in your internal control over financial reporting. Please revise to include a discussion of any remediation efforts you have made and what remains to be completed in your remediation plan. Also, disclose how long you estimate it will take to complete your remediation plan and any associated expenses that you have incurred or expect to incur, if material. Alternatively, revise to state that you have not begun to remediate such weakness. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
38

6. Your disclosure on page 40 and throughout the prospectus indicates your research and development expenses were $1,772 and $1,980 for the years ended September 30, 2022 and 2021, respectively. However, your disclosure on page 60 where you state that in FY
         2021 and 2022, you spent $1,944,655 and $2,442,558 on R&D, respectively, appears
         inconsistent with these other statements. Please explain these apparent inconsistencies and revise accordingly.
Liquidity and Capital Resources
Funding Requirements, page 42

7. Please revise to disclose the minimum period of time that you will be able to conduct
 Zhenwu Huang
Richtech Robotics Inc.
March 13, 2023
Page 3
         planned operations using only currently available capital resources. We refer you to Item
         303(b)(1) of Regulation S-K.
Business, page 44

8. Please update your disclosure to address any material changes or recent developments to your operations within Texas, including your leased office space in Austin, Texas. We note your disclosure that you leased an office space in Austin, Texas through October
         2022.
9.       Please revise your disclosure to provide support for your statement
that    ADAM is
         expected to be the first and only commercialized robot that can be utilized to serve both food and beverages in a real-world environment.
10. We note you have a graphic with an @kendalljenner tag. Please disclose the relationship between the company and Kendall Jenner. Note that the use of customers based solely on name recognition is not appropriate.
11. Please describe the economic terms underlying your pilot program agreements. It is unclear whether your pilot program enterprise partners are receiving these products for free, at cost, for significantly discounted rates, or at a price similar to market pricing. It is also unclear if you have borne and will continue to bear most of the operating costs associated with the pilot program or if the costs will be shared with the participants.
         Further, clarify if the purchase orders constitute market orders reflecting fully commercialized products or if the orders are part of the pilot program.
12. Please revise your disclosure to clarify the nature of each of your Master Service
         Agreements (MSAs) with the enterprise customers. Disclose the material terms for each
         MSA, including payment terms, and clarify when you intend to begin recognizing revenue related to such agreements. As a related matter, you state that you expect to see the number of MSAs with national enterprises double by mid-2023. To provide investors with more context, include the current number of MSAs held by the company to date. Please file the agreements as exhibits. See Item 601(b)(10) of Regulation
S-K.
Principal
FirstNameStockholders,  page 71Huang
           LastNameZhenwu
Comapany
13.        NameRichtech
       Please              Robotics
              disclose the natural     Inc. who have voting and dispositive
control over the
                                   person(s)
March shares  owned
       13, 2023  Pageby
                      3 all entities listed as major shareholders in the beneficial ownership table.
FirstName LastName
 Zhenwu Huang
FirstName  LastNameZhenwu  Huang
Richtech Robotics Inc.
Comapany
March      NameRichtech Robotics Inc.
       13, 2023
March4 13, 2023 Page 4
Page
FirstName LastName
Reports of Independent Registered Public Accounting Firm, page F-2

14. The report of your independent auditors states that they are registered with the PCAOB and are required to be independent with respect to the company "in accordance with the relevant ethical requirements relating to our audits." Please revise to ensure that the audit opinion complies with the language in paragraph .09(g) of PCAOB AS
3101.
Statements of Stockholders' Equity, page F-5

15. Please revise your statement of stockholder's equity to include separate columnar activity relating to member units and the subsequent conversion to common stock upon incorporation as a Delaware corporation on June 22, 2022. In addition, ensure that common stock amounts reflect the retroactive 4-for-1 forward stock split and concurrent common stock share redesignation here and throughout the filing. Refer to ASC 505-10-
         S99-4.
Item 16. Exhibits and Financial Statement Schedules, page II-3

16. We note that you commissioned Marcum, LLP to determine the transaction price relating to the transfer of Uplus Academy LLC and Uplus Academy NLV LLC to Zhenwu Huang
         on December 31, 2021. Please revise to include the written consent of the third-party as an exhibit to the registration statement or explain to us why you do not believe you are required to do so. Refer to Rule 436 of the Securities Act.
General

17. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
        You may contact Senior Staff Accountant, Megan Akst, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray, Staff
Attorney, at (202) 551-5176 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Richard I. Anslow